May 16, 2008

VIA EDGAR AND BY FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Robert Telewicz, Senior Staff Accountant

Re:                             The Macerich Company
Item 4.02 Form 8-K
Filed May 8, 2008
File No. 001-12504

Ladies and Gentlemen:

We received your letter dated May 12, 2008 (the “Letter”), setting forth the comment of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission”) on our above-referenced filing (the “Form 8-K”) filed under the Securities Exchange Act of 1934. Our response to the Staff’s comment is set forth below.  For the convenience of the Staff, we have restated the comment in italics prior to our response.

Form 8-K filed May 8, 2008

1.              Explain to us in further detail the nature of the error related to your acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, L.P.  In your response, tell us how you initially accounted for the minority interest in Wilmorite Holdings, L.P. and how you intend to account for that interest in your revised financial statements.  Additionally, explain to us how you calculated the impact the error had on net income available for common stockholders and accumulated deficit for the years ended December 31, 2007, 2006 and 2005.  Finally, explain to us how you intend to account for the redemption of the convertible preferred units as of January 1, 2008 and tell us why the redemption will have an impact on the Company’s accumulated deficit.  Cite any relevant accounting literature in your response.

Response:

On April 25, 2005, the Company and the Operating Partnership acquired Wilmorite Properties, Inc., a Delaware corporation (“Wilmorite”) and Wilmorite Holdings, L.P., a Delaware limited partnership (“Wilmorite Holdings”). The results of Wilmorite and Wilmorite Holding’s operations have been included in the Company’s consolidated financial statements since that date. Wilmorite’s portfolio included interests in 11 regional malls and two open-air community shopping centers with 13.4 million square feet of space located in Connecticut, New York, New Jersey, Kentucky and Virginia.

The total purchase price was approximately $2.333 billion, plus adjustments for working capital, including the assumption of approximately $877.1 million of existing debt with an average interest rate of 6.43% and the issuance of 3,426,609 Class A participating convertible preferred units (“PCPUs”) valued at $213.8 million, 344,625 Class A non-participating convertible preferred units valued at $21.5 million and 93,209 common units in Wilmorite Holdings valued at $5.8 million. The balance of the consideration to the equity holders of Wilmorite and Wilmorite Holdings was paid in cash. An affiliate of the Operating Partnership is the general partner, and together with other affiliates, as of December 31, 2007 owned approximately 84% of Wilmorite Holdings, with the remaining 16% held by those limited partners of Wilmorite Holdings who elected to receive convertible preferred units or common units in Wilmorite Holdings rather than cash. The PCPUs were redeemed on January 1, 2008, for the portion of the Wilmorite portfolio that consists of Eastview Mall, Eastview Commons, Greece Ridge Center, Marketplace Mall and Pittsford Plaza, collectively referred to as the “Rochester Properties”.

Subsequent to the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, management determined that the consolidated financial statements as of December 31, 2007 and December 31, 2006, and for each of the three years during the period ended December 31, 2007 required restatement to correctly account for the acquisition of Wilmorite and Wilmorite Holdings and the convertible preferred units (“CPU’s”) issued to prior owners in connection with the acquisition of the Wilmorite portfolio.   The Company improperly applied purchase accounting to 100% of the Wilmorite and Wilmorite Holdings acquisition so minority interests in the Wilmorite portfolio were improperly recorded at fair value at the time of the acquisitions and presented outside of permanent equity as Class A participating and non-participating convertible preferred securities in the consolidated balance sheets with the periodic distributions reflected as preferred dividends as a reduction of earnings available to common stockholders within the consolidated statements of operations. Upon further consideration, the Company determined that these interests represent a minority interest in MACWH LP, a wholly-owned subsidiary of the Operating Partnership and successor in interest in Wilmorite Holdings, which in turn holds the Wilmorite portfolio.  Accordingly in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations”, the Company should only have applied purchase accounting to the extent of their proportionate interest in MACWH LP.  The Company has corrected the accounting for these interests by recording a reduction in these interests of $195 million from fair value to predecessor basis in the consolidated balance sheets with the earnings and dividends paid attributable to these interests reported as minority interests in consolidated joint ventures in the statements of operations.  The adjustment also includes a reduction in depreciation expense from the 100% stepped up property basis previously reported.

In addition, because the participating CPU’s were redeemable for the Rochester Properties (assets of MACWH LP) at the option of the CPU holders, they are subject to EITF Topic D-98, “Classification and Measurement of Redeemable Securities” and accounted for as redeemable minority interest at the greater of their redemption value or amount that would result from applying Accounting Research Bulletin No. 51 “ Consolidated Financial Statements” consolidation accounting.  The Company recognized the redeemable minority interest at historical cost within purchase accounting and subsequently adjusted the carrying value of the redeemable minority interest or redemption value changes at the end of each reporting period as a reduction of earnings available to common stockholders within the consolidated statements of operations.

Net income available to common stockholders is also restated to reflect the decrease in depreciation discussed above and for the correction to carrying value of the redeemable minority interest discussed in the previous paragraph.

As a result of redeeming the Rochester Properties on January 1, 2008 in exchange for the PCPU’s, the Company recorded a credit to additional paid-in capital of $172.8 million due to the reversal of adjustments to minority interest for the redemption value on the Rochester Properties over the Company’s historical cost.  In addition, the Company applied step acquisition accounting to the minority interest related to the Wilmorite properties retained by the Company.  Accordingly, the Company stepped-up the basis of such properties by approximately $218.8 million based on the fair value of such properties.  Additionally, the Company recognized a gain on the disposal of the Rochester Properties based on the difference between the fair value of the additional interests acquired in the retained Wilmorite properties and the carrying value of the Rochester Properties net of minority interest.

Finally, please note that through our counsel, O’Melveny and Myers LLP, we have been in contact with Louise Dorsey, Associate Chief Accountant in the Division’s Office of Chief Accountant, regarding the restatement of our previously issued consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

Conclusion

We hereby represent that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact me at (310) 899-6331 with any questions or comments regarding this letter.

Sincerely,

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Executive Vice President, Chief Financial Office and Treasurer
The Macerich Company

cc:           Linda M. van Doorn, Senior Assistant Chief Accountant, Division of Corporation Finance

                Louise Dorsey, Associate Chief Accountant, Division of Corporation Finance

                Gary Singer, Esq., O’Melveny & Myers LLP

                Robert Plesnarski, Esq., O’Melveny & Myers LLP

                Jeff Egertson, Deloitte LLP